May 12, 2017

VIA EDGAR

Mr. John Cash
Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Hovnanian Enterprises, Inc. Form 10-K for the year ended October 31, 2016 Filed December 20, 2016 File No. 1-8551

Dear Mr. Cash:

We have prepared the following in response to your comment letter dated May 9, 2017 with respect to the above captioned filing.

The paragraphs that follow respond to the question asked in your comment letter. For convenience of reference, the text of the comment in your letter has been reproduced in bold italics herein. Any additional disclosures or other revisions to our current disclosure proposed in our response to your comment will be included in future filings, including our interim filings, if applicable.

We trust that you will find our response acceptable, however, if you have further questions or comments, please contact me at 732-383-2698.

Sincerely,

/s/Brad G. O’Connor

Brad G. O’Connor
Vice President, Chief Accounting Officer and Corporate Controller

110 West Front Street, Red Bank, NJ 07701 • (732) 383-2200 • KHOV.COM

Critical Accounting Policies, page 27

Deferred Income Taxes, page 30

As previously requested, please ensure you expand your disclosures to include sufficiently detailed information similar to the information you have provided in your response to prior comment one so that readers understand your significant assumptions as well as the analysis you performed in determining what portion of your deferred tax assets will more likely than not be realized.

Response

In response to the Staff’s comment, in future filings we will expand our disclosures to include sufficiently detailed information similar to the information we have provided in our response to prior comment one so that readers can understand our significant assumptions as well as the analysis we performed in determining what portion of our deferred tax assets will more likely than not be realized.